Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2007 AUG 27 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 August 2007 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07026279

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Interim Results

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp.

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

dlw 8/28

Company	Michael Page International PLC
TIDM	MPI
Headline	Interim Results
Released	07:01 20-Aug-07
Number	4039C

Michael Page INTERNATIONAL

20 August 2007

MICHAEL PAGE INTERNATIONAL PLC

Half Year Results for the Period Ended 30 June 2007

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its half year results for the period ended 30 June 2007.

Financial Highlights (6 months to 30 June)	2007	2006	Increase
Turnover	£395.8m	£312.0m	26.8%
Gross profit	£226.5m	£166.6m	36.0%
Operating profit	£69.8m	£45.1m	54.9%
Profit before tax	£69.2m	£45.2m	53.1%
Basic earnings per share	14.3p	9.1p	57.1%
Interim dividend per share	2.4p	1.8p	33.3%

Key Points

- Record results with all regions growing operating profits organically in excess of 25%
- Internationalisation of business continues; 60% of gross profits generated from outside the UK
- Over 1,000 staff added in last 12 months
- Group gross profit increased by 38.7% in constant currency
- Conversion rate of operating profit from gross profit increased to 30.8% (2006: 27.1%) and before share based charges to 32.7% (2006: 30.2%)
- £58.8m of cash generated from operations (2006: £26.7m)
- 8.4m shares repurchased at a cost of £45.0m
- Interim dividend increased by 33.3%

Commenting on the results, Steve Ingham, Chief Executive of Michael Page, said:

"The quality of our staff, strength of the brand and our unique business model and strategy have all contributed to our achievement of another record set of results in the first half of 2007 outperforming the generalist and specialist recruitment sector. The investments we have made over the past 12 months are producing strong returns and our strategy of geographic diversification is progressing well with 60% of our gross profits being generated from outside the UK.

"There is a shortage of good quality candidates in virtually all the markets in which we operate and Michael Page's ability to generate candidates for our clients is a key factor in our success. There remain numerous opportunities for further expansion in both our existing and new businesses in the second half of this year and beyond."

Analyst Meeting

The company will be presenting to a meeting of analysts at 9.30am today. The presentation and a recording of the meeting will be available on the company's website later on today at:

http://investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

Investor Day

The Group is holding an investor day in London on 12 September 2007. If you would like to attend please register at:

http://c.fw-reply.com/mail/15veMq/s6gv6l/S6gb52/view?contentpart=6gv6p

Enquiries:

Michael Page International plc **01932 264144**
Steve Ingham, Chief Executive
Stephen Puckett, Finance Director

Financial Dynamics **020 7269 7121**
David Yates/Susanne Yule

CHAIRMAN'S STATEMENT

The Group continues to perform well, with our unique operating model and strategy producing a record set of results with growth rates that exceed the generalist and specialist recruitment sector. The growth, which is all organic, is largely due to a number of key factors. The strength and retention of our management teams, with our expansion being led by experienced Michael Page managers and directors. Our drive for greater diversification of earnings from geographic and discipline expansion. The strength of our brand for attracting clients, candidates and consultants and our global candidate database to service a growing trend for global sourcing of candidates. The addition of over 1,000 people to the organisation in the past 12 months largely to capitalise on the opportunities in our existing businesses. There remain numerous opportunities for further expansion in both our existing and new businesses in the second half of this year and beyond.

The Group's turnover for the six months ended 30 June 2007 increased by 26.8% to £395.8m (2006: £312.0m) and gross profit increased by 36.0% to £226.5m (2006: £166.6m). At constant exchange rates, the Group's gross profit increased by 38.7%.

While continuing to invest for future top line growth, the Group's business model which has inherently high operational gearing has resulted in operating profit increasing by 54.9% to £69.8m (2006: £45.1m). The Group's conversion rate of operating profit from gross profit, increased to 30.8% (2006: 27.1%). Profit before tax increased by 53.1% to £69.2m (2006: £45.2m).

At 30 June 2007 our staff numbers had increased to 4,323 (2006: 3,230) operating from 141 offices in 24 countries. During the period we started operating in Luxembourg and opened offices in Leicester, London's West End, Hamburg, Valencia, Bordeaux, Atlanta and Hartford. We estimate that we will increase our headcount by a further 500 in the second half and that our full year pre bonus cost base will be in the region of £275m.

We generated significantly higher growth in gross profit from permanent placements (+41.0%) than from temporary placements (+20.9%). In the first half of 2007 the mix of the Group's turnover and gross profit between permanent and temporary placements was 47:53 (2006: 42:58) and 78:22 (2006: 75:25) respectively. The gross margin on temporary placements increased to 24.1% (2006: 23.2%).

UNITED KINGDOM

Turnover of UK operations increased by 15.3% to £176.6m (2006: £153.1m), gross profit increased by 21.0% to £92.0m (2006: £76.0m) and operating profit increased by 46.2% to £28.6m (2006: £19.6m). Excluding our Scottish operations, which are managed separately from the rest of the UK, gross profit from Finance and Accounting increased by 14%, Marketing, Sales and Retail increased by 21% and the other disciplines increased by 35%. In Scotland we had a very successful first half with gross profit up by 49%. During the first half, staff numbers increased by 78 to 1,615 at the end of June.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

Turnover of Europe, Middle East and Africa (EMEA) operations increased by 43.0% to £149.2m (2006: £104.4m), gross profit increased by 52.5% to £90.4m (2006: £59.3m) and operating profit increased by 76.5% to £28.5m (2006: £16.1m). In constant currency, turnover grew by 46.0%, gross profit by 55.9% and operating profit by 81.8%. Our largest business in this region is France, which currently contributes 33% of the region's gross profit. Gross profit in France increased by 26% (29% in constant currency) in the first half of 2007. Elsewhere in the region our businesses all performed well and together grew gross profits by 70%. We continue to invest in all our businesses in the region as we expand existing teams and offices and roll-out new disciplines. Since the beginning of the year we have added 347 staff making the region's headcount 1,785 at the end of June 2007.

ASIA PACIFIC

Turnover of Asia Pacific operations increased by 14.4% to £46.9m (2006: £41.0m), gross profit increased by 25.2% to £27.0m (2006: £21.6m) and operating profit increased by 26.4% to £9.8m (2006: £7.8m). In constant currency, turnover grew by 18.5%, gross profit by 31.5% and operating profit by 30.0%. At the end of June we had 501 staff in the region, an increase of 60 since the start of the year.

Our largest business in the region, Australia, continued its progress with first half gross profits increasing by 19% (20% in constant currency). Our offices in Hong Kong, Shanghai, Tokyo and Singapore have had a strong first half growing gross profits collectively by 35% (49% in constant currency).

THE AMERICAS

In the Americas, turnover increased by 70.8% to £23.1m (2006: £13.5m), gross profit increased by 76.1% to £17.1m (2006: £9.7m), and operating profit increased by 83.4% to £2.9m (2006: £1.6m). In constant currency, turnover grew by 83.5%, gross profit by 87.9%

and operating profit by 99.6%. In the USA, in addition to opening our first office in Atlanta in the South East Region, we have added a further office into the East Coast Region in Hartford. We have also invested heavily in new staff into the existing offices. In Brazil we achieved strong growth benefiting from further investment in new staff. In the region we now have 422 staff, an increase of 80 since the start of the year.

-

TAXATION AND EARNINGS PER SHARE

The charge for taxation is based on the expected effective annual tax rate of 31.5% (2006: 32.5%) on profit before taxation.

Basic earnings per share for the six months ended 30 June 2007 was 14.3p (2006: 9.1p) and diluted earnings per share was 14.0p (2006: 8.8p).

CASH FLOW

The Group started the year with net debt of £3.6m. In the first half, we generated £58.8m from operations after funding a £17.6m increase in working capital reflecting the increased activity. Tax paid was £13.2m and net capital expenditure was £5.4m. During the first half £45.0m was spent repurchasing 8.36m shares at an average price of 534.5p and dividends of £14.0m were paid. 5.0m share options were exercised during the first half generating £7.7m. The Group had net debt of £15.5m at 30 June 2007.

DIVIDENDS

As previously stated, it is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases to return surplus cash to shareholders. The Board has decided to increase the interim dividend by 33% to 2.4p (2006: 1.8p) per share. The interim dividend will be paid on 12 October 2007 to shareholders on the register at 14 September 2007.

CURRENT TRADING AND FUTURE PROSPECTS

The first half of the year produced record results for the Group with a number of excellent performances around the world. We have invested significantly in new staff during the first half of the year and there remain tremendous opportunities for continuing our growth as we expand existing and open new offices. We believe we are well placed to make further good progress and will issue our third quarter trading update on 5 October 2007.

Sir Adrian Montague CBE
Chairman

20 August 2007

Unaudited Consolidated Interim Income Statement for the six months ended 30 June 2007

	Note	Six months ended 30 June 2007 £'000	Six months ended 30 June 2006 £'000	Year ended 31 December 2006 £'000
Turnover	3	**395,782**	312,017	649,060
Cost of sales		**(169,238)**	(145,429)	(300,243)
Gross profit	3	**226,544**	166,588	348,817
Administrative expenses		**(156,713)**	(121,511)	(251,450)
Operating profit	3	**69,831**	45,077	97,367
Financial income		**466**	376	821
Financial expenses		**(1,108)**	(255)	(1,229)
Profit before tax		**69,189**	45,198	96,959
Income tax expense	4	**(21,795)**	(14,690)	(31,512)
Profit for the period		**47,394**	30,508	65,447
Attributable to:				
Equity holders of the parent		**47,394**	30,508	65,447

Earnings per share				
Basic earnings per share (pence)	7	**14.3**	9.1	19.6
Diluted earnings per share (pence)	7	**14.0**	8.8	19.0

The above results relate to continuing operations.

Unaudited Consolidated Interim Statement of Changes in Equity at 30 June 2007

	Called-up share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for own shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2006	3,326	-	424	(9,871)	304	74,713	68,896
Currency translation differences	-	-	-	-	(811)	-	(811)
Net expense recognised directly in equity	-	-	-	-	(811)	-	(811)
Profit for the six months ended 30 June 2006	-	-	-	-	-	30,508	30,508
Total recognised (expense)/income for the period	-	-	-	-	(811)	30,508	29,697
Purchase of own shares for cancellation	(113)	-	113	-	-	(39,656)	(39,656)
Issue of share capital	205	33,001	-	-	-	-	33,206
Transfer to reserve for own shares	-	-	-	970	-	(970)	-
Credit in respect of share schemes	-	-	-	-	-	7,856	7,856
Dividends	-	-	-	-	-	(12,100)	(12,100)
	92	33,001	113	970	-	(44,870)	(10,694)
Balance at 30 June 2006	3,418	33,001	537	(8,901)	(507)	60,351	87,899
Balance at 1 July 2006	3,418	33,001	537	(8,901)	(507)	60,351	87,899
Currency translation differences	-	-	-	-	(2,305)	-	(2,305)
Net expense recognised directly in equity	-	-	-	-	(2,305)	-	(2,305)
Profit for the six months ended 31 December 2006	-	-	-	-	-	34,939	34,939
Total recognised (expense)/income for the period	-	-	-	-	(2,305)	34,939	32,634
Purchase of own shares for cancellation	(119)	-	119	-	-	(43,707)	(43,707)
Issue of share capital	33	4,951	-	-	-	-	4,984
Credit in respect of share scheme	-	-	-	-	-	4,569	4,569
Dividends	-	-	-	-	-	(5,988)	(5,988)
	(86)	4,951	119	-	-	(45,126)	(40,142)
Balance at 31 December 2006	3,332	37,952	656	(8,901)	(2,812)	50,164	80,391
Balance at 1 January 2007	3,332	37,952	656	(8,901)	(2,812)	50,164	80,391
Currency translation differences	-	-	-	-	13	-	13
Net income recognised directly in equity	-	-	-	-	13	-	13
Profit for the six months ended 30 June 2007	-	-	-	-	-	47,394	47,394
Total recognised income for the period	-	-	-	-	13	47,394	47,407
Purchase of own shares for cancellation	(84)	-	84	-	-	(44,985)	(44,985)
Issue of share capital	50	7,611	-	-	-	-	7,661
Transfer to reserve for own shares	-	-	-	1,048	-	(1,048)	-
Credit in respect of share schemes	-	-	-	-	-	5,557	5,557
Dividends	-	-	-	-	-	(13,979)	(13,979)

	(34)	7,611	84	1,048	-	(54,455)	(45,746)
Balance at 30 June 2007	3,298	45,563	740	(7,853)	(2,799)	43,103	82,052

Unaudited Consolidated Interim Balance Sheet at 30 June 2007

	Note	30 June 2007 £'000	30 June 2006 £'000	31 December 2006 £'000
Non-current assets				
Property, plant and equipment		**23,597**	19,649	21,550
Intangible assets - Goodwill		**1,539**	1,539	1,539
- Computer software		**1,983**	2,082	2,059
Deferred tax assets		**10,306**	7,289	9,447
Other receivables		**1,931**	1,907	1,927
		39,356	32,466	36,522
Current assets				
Trade and other receivables		**174,581**	131,758	143,813
Current tax receivable		**-**	27	213
Cash and cash equivalents	10	**47,111**	25,846	35,587
		221,692	157,631	179,613
Total assets	3	**261,048**	190,097	216,135
Non-current liabilities				
Other payables		**(1,397)**	(599)	(1,130)
Provisions for liabilities		**-**	(96)	-
Deferred tax liabilities		**-**	(230)	-
		(1,397)	(925)	(1,130)
Current liabilities				
Trade and other payables		**(96,467)**	(76,511)	(83,525)
Bank overdrafts	10	**-**	(18,300)	(43)
Bank loans	10	**(62,634)**	-	(39,150)
Current tax payable		**(18,402)**	(6,174)	(11,704)
Provisions for liabilities		**(96)**	(288)	(192)
		(177,599)	(101,273)	(134,614)
Total liabilities	3	**(178,996)**	(102,198)	(135,744)
Net assets		**82,052**	87,899	80,391
Capital and reserves				
Called-up share capital		**3,298**	3,418	3,332
Share premium		**45,563**	33,001	37,952
Capital redemption reserve		**740**	537	656
Reserve for own shares		**(7,853)**	(8,901)	(8,901)
Currency translation reserve		**(2,799)**	(507)	(2,812)
Retained earnings		**43,103**	60,351	50,164
Total equity		**82,052**	87,899	80,391

Unaudited Consolidated Interim Statement of Cash Flows for the six months ended 30 June 2007

	Note	Six months ended 30 June 2007 £'000	Six months ended 30 June 2006 £'000	Year ended 31 December 2006 £'000
Cash generated from operations	9	**58,785**	26,660	78,827
Income tax paid		**(13,168)**	(10,548)	(21,705)

Net cash from operating activities		**45,617**	16,112	57,122
Cash flows from investing activities				
Purchases of property, plant and equipment		**(5,421)**	(3,103)	(9,167)
Purchases of computer software		**(367)**	(251)	(737)
Proceeds from the sale of property, plant and equipment, and computer software		**342**	311	1,210
Interest received		**466**	376	821
Net cash used in investing activities		**(4,980)**	(2,667)	(7,873)
Cash flows from financing activities				
Dividends paid		**(13,979)**	(12,100)	(18,088)
Interest paid		**(1,058)**	(249)	(1,209)
Proceeds from bank loan		**62,634**	-	39,150
Repayment of bank loan		**(39,150)**	(6,700)	(6,700)
Issue of own shares for the exercise of options		**7,661**	33,206	38,190
Purchase of own shares		**(44,985)**	(39,656)	(83,363)
Net cash used in financing activities		**(28,877)**	(25,499)	(32,020)
Net increase/(decrease) in cash and cash equivalents		**11,760**	(12,054)	17,229
Cash and cash equivalents at the beginning of the period		**35,544**	19,779	19,779
Exchange losses on cash and cash equivalents		**(193)**	(179)	(1,464)
Cash and cash equivalents at the end of the period	10	**47,111**	7,546	35,544

Notes to the unaudited consolidated interim financial information

1. Corporate information

Michael Page International plc is a limited liability company incorporated and domiciled within the United Kingdom whose shares are publicly traded. The consolidated interim financial statements of the Company as at and for the six months ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated interim financial statements of the Group for the six months ended 30 June 2007 were authorised for issue in accordance with a resolution of the directors on 20 August 2007.

2. Basis of preparation and accounting policies

Basis of preparation

These consolidated interim financial statements have been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The consolidated interim financial statements are unaudited but have been reviewed by the auditors and their report is included.

Nature of financial information

The financial information set out above does not constitute the Group's audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2006 has been extracted from the statutory accounts for that year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Significant accounting policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2006.

3. Segment reporting

The consolidated entity operates in one business segment, being that of recruitment services, and this is the Group's primary segment. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

a) **Turnover, gross profit and operating profit by geographic region**

		Turnover			Gross Profit		
		Six months ended		Year ended	Six months ended		Y
		30 June 2007 £'000	30 June 2006 £'000	31 December 2006 £'000	30 June 2007 £'000	30 June 2006 £'000	[
United Kingdom		**176,556**	153,120	312,408	**92,023**	76,027	
EMEA		**149,244**	104,392	222,993	**90,446**	59,301	
Asia Pacific	Australia	**34,449**	31,604	63,208	**15,286**	12,874	
	Other	**12,440**	9,378	20,370	**11,696**	8,677	
	Total	**46,889**	40,982	83,578	**26,982**	21,551	
Americas		**23,093**	13,523	30,081	**17,093**	9,709	
		395,782	312,017	649,060	**226,544**	166,588	

		Operating Profit		
		Six months ended		Year ended
		30 June 2007 £'000	30 June 2006 £'000	31 December 2006 £'000
United Kingdom		**28,607**	19,568	44,270
EMEA		**28,450**	16,122	34,171
Asia Pacific	Australia	**5,087**	4,018	8,982
	Other	**4,761**	3,774	8,077
	Total	**9,848**	7,792	17,059
Americas		**2,926**	1,595	1,867
		69,831	45,077	97,367

The above analysis by destination is not materially different to analysis by origin.

The analysis below is of the carrying amount of segment assets, segment liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

b) **Segment assets, segment liabilities and capital expenditure by geographic region**

	Total Assets			Total Liabilities		
	Six months ended		Year ended	Six months ended		Ye
	30 June 2007 £'000	30 June 2006 £'000	31 December 2006 £'000	30 June 2007 £'000	30 June 2006 £'000	D
United Kingdom	**95,132**	76,267	88,364	**101,972**	52,344	

EMEA		**114,770**	79,858	91,281	**46,647**	34,535
Asia Pacific	Australia	**19,510**	13,619	14,592	**6,547**	5,116
	Other	**13,293**	9,215	10,165	**1,955**	1,712
	Total	**32,803**	22,834	24,757	**8,502**	6,828
Americas		**18,343**	11,111	11,520	**3,473**	2,317
Segment assets/liabilities		**261,048**	190,070	215,922	**160,594**	96,024
Income tax assets/liabilities		-	27	213	**18,402**	6,174
		261,048	190,097	216,135	**178,996**	102,198

		Capital Expenditure		
		Six months ended		Year ended
		30 June 2007 £'000	**30 June 2006 £'000**	**31 December 2006 £'000**
United Kingdom		**2,023**	947	3,113
EMEA		**2,790**	1,332	3,899
Asia Pacific	Australia	**120**	229	958
	Other	**125**	204	386
	Total	**245**	433	1,344
Americas		**730**	642	1,548
		5,788	3,354	9,904

c) Turnover and gross profit by discipline

	Turnover			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2007 £'000	**30 June 2006 £'000**	**31 December 2006 £'000**	**30 June 2007 £'000**	**30 June 2006 £'000**	**31 December 2006 £'000**
Finance and Accounting	**240,760**	197,083	408,250	**125,336**	97,361	202,542
Marketing, Sales and Retail	**56,413**	48,765	100,153	**42,377**	32,642	67,863
Legal, Technology, HR, Secretarial and Other	**62,015**	45,284	96,595	**33,604**	21,537	46,655
Engineering, Property & Construction, Procurement & Supply Chain	**36,594**	20,885	44,062	**25,227**	15,048	31,757
	395,782	312,017	649,060	**226,544**	166,588	348,817

d) Turnover and gross profit generated from permanent and temporary placements

	Turnover			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2007 £'000	**30 June 2006 £'000**	**31 December 2006 £'000**	**30 June 2007 £'000**	**30 June 2006 £'000**	**31 December 2006 £'000**
Permanent	**186,218**	132,419	276,346	**176,131**	124,896	261,000

Temporary	**209,564**	179,598	372,714	**50,413**	41,692	87,817
	395,782	312,017	649,060	**226,544**	166,588	348,817

The above analyses in notes (a) operating profit by geographic region, (b) segment liabilities by geographic region, (c) turnover and gross profit by discipline (being the professions of candidates placed) and (d) turnover and gross profit generated from permanent and temporary placements have been included as additional disclosure over and above the requirements of IAS 14 "Segment Reporting".

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2007 was 31.5% (30 June 2006: 32.5% , 31 December 2006: 32.5%)

	Six months ended		Year
	30 June 2007 £'000	**30 June 2006 £'000**	**ended 31 December 2006 £'000**
Tax charge			
United Kingdom	**10,357**	8,102	17,046
Overseas	**11,438**	6,588	14,466
Income tax expense reported in the consolidated income statement	**21,795**	14,690	31,512

5. Dividends

	Six months ended		Year end
	30 June 2007 £'000	**30 June 2006 £'000**	**31 Decemb 20 £'0**
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2006 of 4.2p per ordinary share (2005: 3.5p)	**13,979**	12,100	12,1
Interim dividend for the period ended 30 June 2006 of 1.8p per ordinary share	**-**	-	5,9
	13,979	12,100	18,0
Amounts proposed as distributions to equity holders in the period:			
Proposed interim dividend for the six months ended 30 June 2007 of 2.4p per ordinary share (2006: 1.8p)	**7,864**	6,092	

The proposed interim dividend had not been approved by the Board at 30 June 2007 and therefore has not been included as a liability. The comparative interim dividend at 30 June 2006 was also not recognised as a liability in the prior period.

The proposed interim dividend of 2.4 pence (2006: 1.8 pence) per ordinary share will be paid on 12 October 2007 to shareholders on the register at the close of business on 14 September 2007.

6. Share-based payments

In accordance with IFRS 2 "Share-based Payment", a charge of £2.0m has been recognised for share options (including social charges) (30 June 2006: £3.2m, 31 December 2006: £4.6m), and £2.3m has been recognised for other share-based payment arrangements (including social charges) (30 June 2006: £2.0m, 31 December 2006: £3.7m).

7. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended		
	30 June 2007	**30 June 2006**	**31**
Earnings			
Earnings for basic earnings per share (£'000)	**47,394**	30,508	
Number of shares			

Weighted average number of shares used for basic earnings per share ('000)	**330,317**	336,276	
Dilution effect of share plans ('000)	**7,044**	8,839	
Diluted weighted average number of shares used for diluted earnings per share ('000)	**337,361**	345,115	
Basic earnings per share (pence)	**14.3**	9.1	
Diluted earnings per share (pence)	**14.0**	8.8	

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals
During the six months ended 30 June 2007 the Group acquired property, plant and equipment with a cost of £5.4m (30 June 2006: £3.1m, 31 December 2006: £9.2m).

Property, plant and equipment with a carrying amount of £0.3m were disposed of during the six months ended 30 June 2007 (30 June 2006: £0.3m, 31 December 2006: £1.2m), resulting in a gain on disposal of £0.1m (30 June 2006: loss of £0.4m, 31 December 2006: neither a gain nor a loss).

Capital commitments
The Group had contractual capital commitments of £1.1m as at 30 June 2007 (30 June 2006: £1.3m, 31 December 2006: £0.6m) relating to property, plant and equipment.

9. Cash flows from operating activities

	Six months ended 30 June 2007 £'000	Six months ended 30 June 2006 £'000	Year ended 31 December 2006 £'000
Profit before tax	**69,189**	45,198	96,959
Depreciation and amortisation charges	**3,646**	3,041	6,445
(Profit) / loss on sale of property, plant and equipment, and computer software	**(76)**	359	(48)
Share scheme charges	**3,048**	2,045	4,168
Net finance cost / (income)	**642**	(121)	408
Operating cashflow before changes in working capital and provisions	**76,449**	50,522	107,932
Increase in receivables	**(30,642)**	(28,357)	(42,376)
Increase in payables	**13,074**	4,687	13,655
Decrease in provisions	**(96)**	(192)	(384)
Cash generated from operations	**58,785**	26,660	78,827

10. Cash and cash equivalents

	Six months ended 30 June 2007 £'000	Six months ended 30 June 2006 £'000	Year ended 31 December 2006 £'000
Cash at bank and in hand	**38,365**	16,654	23,355
Short term deposits	**8,746**	9,192	12,232
Cash and cash equivalents	**47,111**	25,846	35,587
Bank overdrafts	**-**	(18,300)	(43)
Cash and cash equivalents in the statement of cash flows	**47,111**	7,546	35,544
Bank loans	**(62,634)**	-	(39,150)
Net (debt) / funds	**(15,523)**	7,546	(3,606)

INDEPENDENT REVIEW REPORT TO MICHAEL PAGE INTERNATIONAL PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprise the consolidated income statement, the consolidated statement of changes in equity, the consolidated balance sheet, the consolidated statement of cash flows and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
20 August 2007

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